June 11, 2008

Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549

Gentlemen:

We have read Item 4.01(b) of Form 8-K dated June 5, 2008, of Landec Corporation and are in agreement with the statements contained therein. We have no basis to agree or disagree with other statements of the registrant contained in Items 4.01 or 8.01. Further, we have no basis to agree or disagree with the views of the previous independent registered public accounting firm, which are required to be disclosed under Regulation S-K, Item 304(a), as we understand that the previous independent registered public accounting firm is continuing to review the accounting issues raised.

/s/ Ernst & Young LLP